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                           NUVEEN MONEY MARKET TRUST
                NUVEEN CALIFORNIA TAX-EXEMPT MONEY MARKET FUND

                               Distribution Plan
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Distribution Plan ("Plan") of Nuveen Money Market Trust, a Massachusetts
business trust, on behalf of its series, Nuveen California Tax-Exempt Money Market Fund (the "Fund") and John Nuveen & Co. Incorporated ("Nuveen"), a Delaware corporation, which acts as the principal underwriter of the Fund.

The Fund's authorized shares include a "Distribution" class of shares (the "Distribution Shares") intended for purchase by or through securities dealers. The Fund has determined that it would be in its best interests and those of the holders of Distribution Shares (the "Shareholders") to make payments to securities dealers for their assistance and services rendered in the distribution of Distribution Shares or the servicing of Shareholder accounts. Such services shall include establishing and maintaining Shareholder accounts, processing purchase and redemption transactions and performing sub-accounting, and may include answering Shareholder inquiries and such other services as the Fund or Nuveen may request. Nuveen has agreed to pay one-half or more of such payments out of its own resources, which may include income earned from its subsidiary, Nuveen Advisory Corp., investment adviser to the Fund. Legal counsel advise that to make such payments from Fund assets will require the adoption of an appropriate Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Act").

NOW THEREFORE, in consideration of the foregoing and in consideration of the mutual covenants herein contained, the Fund and Nuveen agree that the following plan is hereby adopted under Rule 12b-1:

1. Nuveen shall act as the principal underwriter of the Distribution Shares pursuant to a Distribution Agreement.

2. Nuveen will enter into Distribution and Service Agreements with securities dealers who render distribution or Shareholder service assistance to the Fund. Service payments to such organizations will be made at the end of each calendar month at rates, to be applied on a uniform basis to all dealers similarly situated, not to exceed .25 to 1% per year based on average assets of accounts serviced by such organizations dating the preceding month. Such amounts will be paid one-half by the Fund and one-half by Nuveen. The Fund's share of such payments will be allocated to the Distribution Shares and charged against the yield of such Shares. Nuveen may, in its discretion, pay from its own resources an additional amount not to exceed .05 of 1% per year based on average assets of accounts serviced to participating organizations satisfying certain criteria.



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3.   Quarterly in each year that this Plan remains in effect, the Fund's
     Controller or Treasurer shall prepare and furnish to the Board of Trustees of the Fund a written report, complying with the requirements of Rule 12b-1, of the amount expended under the Plan and the purposes for which such expenditures were made.

4. This Plan shall become effective prior to any public offering of Distribution Shares upon approval by majority votes of the Fund Board of Trustees and the Qualified Board Members (as defined in Section 6), cast in person at a meeting called for the purpose of voting hereon.

5. This Plan shall remain in effect for one year from its adoption data and may be continued thereafter if this Plan and any related agreement are approved at least annually by a majority vote of the trustees of the Fund, including a majority of the Qualified Board Members, cast in person at a meeting called for the purpose of voting on such Plan and agreement. This Plan may not be amended in order to increase materially the amount to be spent by the Fund for distribution assistance without Shareholder approval in accordance with Section 4 hereof. All material amendments to this Plan must be approved by a vote of the Board of Trustees of the Fund, and of the Qualified Board Members, cast in person at a meeting called for the purpose of voting thereon.

6. This Plan may be terminated at any time by a majority vote of the Trustees who are not interested persons (as defined in Section 2(a)(19) of the Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Qualified Board Members") or by vote of a majority of the outstanding voting Distribution Shares, determined in accordance with Section 2(a)(42) of the Act.

7. While this Plan shall be in effect, the selection and nomination of those Trustees of the Fund who are not interested persons of the Fund shall be committed to the discretion of such "disinterested" Trustees then in office.

8. Neither Nuveen nor the Fund is obligated by this Plan to execute a Distribution and Service Agreement with a qualifying person. Any termination or non-continuance of a Distribution Agreement with a particular organization shall have no effect on similar agreements with other organizations pursuant to this Plan.

9. All agreements with any person relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Section 6 hereof, and shall automatically terminate in the event of this assignment.

Adopted: June 22, 1999